03014984

RECEIVED
MAR 04 2003
SEC MAIL PROCESSING SECTION
WASH, D.C. 155

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38453

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Flexvest Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
7111 Cliffbrook Drive
(No. and Street)

Dallas (City) Texas (State) 75254 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mike Travis 972-404-0221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

G. Daniel Bobst, CPA
(Name – *if individual, state last, first, middle name*)

1485 Richardson Dr. Ste 180 Richardson, TX 75081-4660
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

OATH OR AFFIRMATION

I, Mike Travis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Flexvest Securities Group, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BEVERLY D DAVIS
NOTARY PUBLIC
State of Texas
Comm. Exp. 05-06-2004

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Flexvest Securities Group, Inc.
Statements in support of X-17A-5

h) Pursuant to Rule 15c3-3, a Reconciliation of the Audited Computation of Reserve Requirements and corresponding Unaudited Part I and Part IIA has not been prepared since no material differences exist.

n) No material inadequacies were found to exist nor were any found to have existed since the date of the previous audit.

FLEXVEST SECURITIES GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

G. DANIEL BOBST
Certified Public Accountant

FLEXVEST SECURITIES GROUP, INC.
Table of Contents
December 31, 2002

G. DANIEL BOBST
CERTIFIED PUBLIC ACCOUNTANT
1485 RICHARDSON DRIVE
SUITE 180
RICHARDSON, TEXAS 75080
(972) 907-1040

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Flexvest Securities Group, Inc.
Dallas, Texas

I have audited the accompanying balance sheet of Flexvest Securities Group, Inc. as of December 31, 2002 and the related statements of income, retained earnings, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Flexvest Securities Group, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

G. Daniel Bobst

February 6, 2003
Richardson, Texas

FLEXVEST SECURITIES GROUP, INC.
Balance Sheet
December 31, 2002

ASSETS

CURRENT ASSETS		
Cash	$	13,784
Clearing House Deposit		6,009
Accounts Receivable		512
Total Current Assets		20,305
FIXED ASSETS		
Office Equipment		50,044
Telephone Equipment		5,413
Electronic Equipment		27,095
Leasehold Improvements		100,184
Accumulated Depreciatic (Note E)		-182,736
Total Fixed Assets		0
Total Assets	$	20,305

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	8,520
Due to Shareholder		3,483
Dividend Payable		350
Payroll taxes payable		274
Total Current Liabilities		12,627
STOCKHOLDERS' EQUITY		
Preferred Stock (Note B)		30,000
Common Stock (Note B)		107,460
Retained Earnings (Deficit)		-129,782
Total Stockholders' Equity		7,678
Total Liabilities and Stockholders' Equity	$	20,305

The accompanying notes and auditor's opinion are integral parts of these financial statements.

FLEXVEST SECURITIES GROUP, INC.
Statement of Income and Retained Earnings
For the year ended December 31, 2002

Commissions	$	186,577
Other Income		318
Advisory Fees		31,955
Total Revenue		218,850
Commissions paid		105,723
Gross profit		113,127
Operating expenses		144,576
Net Operating Income (Loss)		-31,449
Other Income (Expense)		
Gains and (losses) on investments		
Net Income (Loss) Before Taxes		-31,449
Federal income tax		-14,524
Net Income (Loss)		-16,925
Retained Earnings (Deficit), Beginning of year		-111,332
Less: Dividends		-1,525
Retained Earnings (Deficit), End of year	$	-129,782

The accompanying notes and auditor's opinion are integral parts of these financial statements.

FLEXVEST SECURITIES GROUP, INC.
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2002

Beginning Balance, January 1, 2002	$	11,128
Capital Contributions, net of Redemptions (Note B)		15,000
Dividends Paid & Payable		-1,525
Net Income (Loss)		-16,925
Ending Balance, December 31, 2002	$	7,678

The accompanying notes and auditor's opinion are integral parts of these financial statements.

FLEXVEST SECURITIES GROUP, INC.
Statement of Cash Flows
For the year ended December 31, 2002

Operating activities:	$	-12,178
Investing activities:		
Decrease in Clearing House Deposit		-3
Financing activities:		
Capital contributed by shareholders		30,000
Redemption of Preferred Stock		-15,000
Dividends paid		-1,525
Net increase in cash		1,294
Cash at beginning of year		12,490
Cash at end of year	$	13,784

The accompanying notes and auditor's opinion are integral parts of these financial statements.

FLEXVEST SECURITIES GROUP, INC.
Operating Cash Flows (Indirect Method)
For the year ended December 31, 2002

Net income (loss)	$	-16,925
Change in operating assets and liabilities:		
Receivables		-512
Payables		5,259
Net cash provided (consumed) by operating activities	$	-12,178

The accompanying notes and auditor's opinion are integral parts of these financial statements.

FLEXVEST SECURITIES GROUP, INC.
Schedule of Operating Expenses
For the year ended December 31, 2002

Advertising	$	
Annual Fees		8,597
Automotive		1,800
Consulting Fees(Note C)		12,000
Contract Services		1,112
Contributions		200
Employee Benefits (Note C)		24,196
Insurance		610
Legal & Audit		41,088
Office and Admin. Expense		4,539
Office & Equipment Rent		7,200
Office & equipment maintenance		9,494
State, Local & Payroll Taxes		898
Promotion		1,322
Subscriptions		21,965
Telephone		9,200
Travel		355
Total Operating Expense	$	144,576

The accompanying notes and auditor's opinion are integral parts of these financial statements.

FLEXVEST SECURITIES GROUP, INC.
Computation of Net Capital
For the year ended December 31, 2002

Net ownership equity from Balance Sheet	$	7,678
Less: Ownership equity not allowed		
Total qualified ownership equity		7,678
Less: Nonallowable assets from Balance Sheet (Note D)		521
Net Capital	$	7,157

The accompanying notes and auditor's opinion are integral parts of these financial statements.

FLEXVEST SECURITIES GROUP, INC.
Notes to the Financial Statements
December 31, 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Flexvest Securities Group, Inc. (the Company) is presented to assist in the understanding of the Company's financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Method of accounting - These financial statements are presented on the full accrual basis.

NOTE B - PREFERRED AND COMMON STOCK AND PAID IN CAPITAL

The Company redeemed $10,000 of the its 12% Cumulative Preferred at its par value of $1 per share during the year ended December 31, 2002 and issued $25,000 in new shares bringing the total outstanding preferred to $30,000.

NOTE C - RELATED PARTY TRANSACTIONS

The Company paid the managing shareholder $7,200 for the lease of office space and equipment, $12,000 for consulting services, and approximately $22,200 under a medical reimbursement plan.

NOTE D - CHANGE IN NET CAPITAL

Non-allowable assets include the following:

Accumulated interest on clearing deposit	9.00
Accounts Receivable	512.00

NOTE E - DEPRECIATION

During the year 2002, the Company purchased $1,718 of office equipment which was expensed in accordance with long standing Company policies.

NOTE F - INFORMATION REQUIRED BY RULE 17a-5

There exist no material differences between audited Computation of Net Capital and the corresponding unaudited Part IIA of the Company's report to the National Association of Securities Dealers.

Flexvest Securities Group, Inc., as an introducing broker, clears all transactions with and for customers on a fully disclosed basis and is exempt from the reserve requirement computation of Rule 15c3-3 under the exemption provisions set forth in sub-paragraph (k)(2)(ii). Nothing was discovered during the audit of the company's records for the year ended December 31, 2002 that would preclude the company claiming exemption under the aforementioned sub-paragraph.

No material inadequacies were found to exist at Flexvest Securities Group, Inc.

Flexvest Securities Group, Inc. has no subordinated liabilities, and there were no changes from prior years in this area.

The Company's gross income for the year ended December 31, 2002 was less than $500,000. Therefore, no separate report is deemed necessary under Rule 17a-5(e)(4).